

02003220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32993

RECEIVED FEB 27 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCR FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1321 WHITING AVENUE COURT
(No. and Street)

IOWA CITY, IOWA 52245
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DR. DANIEL HUTTON (319) 338-3306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSE CONWAY
(Name — *if individual, state last, first, middle name*)

4403 FIRST AVENUE, S.E. SUITE #510 CEDAR RAPIDS, IOWA 52402
(Address) (City) (State) Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL HUTTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCR FINANCIAL, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature
DR. DANIEL R. HUTTON

PRESIDENT
Title

Notary Public
ROSALIE A. CONWAY


ROSALIE A CONWAY
Notarial Seal - Iowa
Commission # 108731
My Commission Expires 10-12-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSE CONWAY, ACCOUNTANT
4403 FIRST AVENUE SE, SUITE #510
CEDAR RAPIDS, IA 52402
319-393-6716

February 25, 2002

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
SCR FINANCIAL, INC.

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF SCR FINANCIAL, INC. AS OF DECEMBER 31, 2001 AND THE RELATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT, AND CASH FLOWS FOR THE YEAR THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF SCR FINANCIAL, INC. AS OF DECEMBER 31, 2001 AND THE RESULTS OF ITS OPERATIONS FOR THE YEAR THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OUR AUDIT WAS CONDUCTED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE INFORMATION CONTAINED IN SCHEDULES I, II, III, IV IS PRESENTED FOR THE PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS, BUT IS SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION. SUCH INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.

ROSE CONWAY,

ACCOUNTANT

SCR FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS		$ 9,746
STOCKS-SECURITIES-INVESTMENTS		44,900
DEFERRED TAXES		7,096
DEPOSITS		2,403
	TOTAL ASSETS	$ 64,145
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
ACCRUED STATE INCOME TAXES		$ 250
	TOTAL LIABILITIES	$ 250
STOCKHOLDER'S EQUITY		
COMMON STOCK, $1 PAR VALUE; 100,000 SHARES AUTHORIZED 10,000 SHARES ISSUED AND OUTSTANDING		10,000
ADDITIONAL PAID-IN CAPITAL		88,467
ACCUMULATED DEFICIT		(34,572)
	TOTAL S/H EQUITY	$ 63,895
	TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 64,145

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SCR FINANCIAL, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$ 1,483
INTEREST INCOME	134
EXPENSES	
FEES	1,312
LEGAL AND ACCOUNTING	1,050
OFFICE EXPENSE	321
BANK CHARGES	17
	$ 2,700
LOSS BEFORE BENEFIT FROM TAXES	(1,083)
BENEFIT FROM INCOME TAXES	218
NET LOSS	$ (865)
ACCUMULATED DEFICIT, BEGINNING	(33,707)
ACCUMULATED DEFICIT, ENDING	$ (34,572)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SCR FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
NET LOSS	$ (865)
ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
DEFERRED TAXES	(218)
NET CASH USED IN OPERATING ACTIVITIES	(1,083)
CASH FLOWS FROM FIANANCING ACTIVITIES	
ADDITIONAL PAID-IN CAPITAL	2,500
NET CASH PROVIDED BY FIANANCING ACTIVITIES	2,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,417
CASH AND CASH EQUIVALENTS, BEGINNING	$ 55,855
CASH AND CASH EQUIVALENTS, ENDING	$ 57,272

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SCR FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THIS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES OF SCR FINANCIAL, INC. (THE COMPANY) IS PRESENTED TO ASSIST IN UNDERSTANDING THE COMPANY'S FINANCIAL STATEMENTS. THE FINANCIAL STATEMENTS AND SELECTED NOTES ARE REPRESENTATIONS OF THE COMPANY'S MANAGEMENT, WHO IS RESPONSIBLE FOR THEIR INTEGRITY AND OBJECTIVITY. THESE ACCOUNTING POLICIES CONFORM TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND HAVE BEEN CONSISTENTLY APPLIED IN THE PREPARATION OF THE FINANCIAL STATEMENTS.

NATURE OF COMPANY AND BUSINESS ACTIVITY

THE COMPANY WAS INCORPORATED UNDER THE LAWS OF THE STATE OF OKLAHOMA ON FEBRUARY 13, 1985, AS CHAMPLIN INVESTMENTS, INC. IN NOVEMBER OF 1995, THE COMPANY'S NAME WAS CHANGED TO ABRAR SECURITIES, INC., IN CONJUNCTION WITH THE PURCHASE OF ALL THE OUTSTANDING STOCK OF THE COMPANY BY ABRAR CORPORATION, INC. UNDER THE NEW OWNERSHIP, THE COMPANY ACTS AS BROKER-DEALER. ON OCTOBER 15, 1998 100% OF THE OWNERSHIP WAS TRANSFERRED FROM THE FORMER OWNERS ABRAR GROUP INTERNATIONAL, KUALA LUMPUR, MALAYSIA, TO DR. DANIEL R. HUTTON, IOWA CITY, IA. AT THE TIME OF THE OWNERSHIP TRANSFER, THE ADVANCES FROM A RELATED ENTITY CHARGE OF $2,625.00 WAS ALSO ELIMINATED. ON JULY 26, 2001 THE OKLAHOMA SECRETARY OF STATE ISSUED AN AMENDED CERTIFICATE OF INCORPORATION FOR THE NAME CHANGE TO SCR FINANCIAL, INC.

USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

CASH AND CASH EQUIVALENTS

FOR THE PURPOSES OF THE STATEMENTS OF CASH FLOWS, THE COMPANY CONSIDERS ALL SHORT-TERM DEBT SECURITIES PURCHASED WITH A MATURITY OF THREE MONTHS OR LESS TO BE CASH EQUIVALENTS.

INCOME TAXES

INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE DEFERRED TAXES. DEFERRED TAXES ARE RECOGNIZED FOR DIFFERENCES BETWEEN THE BASIS OF ASSETS AND LIABILITIES FOR FINANCIAL STATEMENT AND INCOME TAX PURPOSES, IF MATERIAL. DEFERRED TAX ASSETS AND LIABILITIES REPRESENT THE FUTURE TAX RETURN CONSEQUENCES OF THOSE DIFFERENCES, WHICH WILL EITHER BE TAXABLE OR DEDUCTIBLE WHEN THE ASSETS AND LIABILITIES ARE RECOVERED OR SETTLED. DEFERRED TAXES ARE ALSO RECOGNIZED FOR OPERATING LOSSES AND TAX CREDITS THAT ARE AVAILABLE TO OFFSET FUTURE TAXABLE INCOME. THE COMPANY MAY ALSO RECORD A VALUATION ALLOWANCE TO REDUCE DEFERRED TAX ASSETS TO THEIR EXPECTED REALIZABLE VALUE. THE COMPANY AND ITS PARENT FILE A CONSOLIDATED FEDERAL INCOME TAX RETURN. INCOME TAX BENEFIT IN THE COMPANY'S STATEMENT OF OPERATIONS HAS BEEN ALLOCATED

ON THE BASIS OF APPLYING THE EFFECTIVE TAX RATE OF THE COMPANY TO THE ACTUAL INCOME EARNED BY THE COMPANY.

CONCENTRATION OF CREDIT RISK

FINANCIAL INSTRUMENTS WHICH POTENTIALLY SUBJECT THE COMPANY TO CONCENTRATIONS OF CREDIT RISK CONSIST PRINCIPALLY TO TEMPORARY CASH INVESTMENTS. THE COMPANY PLACES ITS TEMPORARY CASH INVESTMENTS IN HIGH CREDIT FINANCIAL INSTITUTIONS. HOWEVER, A PORTION OF TEMPORARY CASH INVESTMENTS EXCEED FDIC INSURED LEVELS FROM TIME TO TIME. AT DECEMBER 31, 2001 THE COMPANY HAD NO UNINSURED CASH BALANCES.

NOTE C - INCOME TAXES

THE BENEFIT OF INCOME TAXES CONSIST OF THE FOLLOWING:

DEFERRED		
FEDERAL	$	153
STATE		65
	$	218
BENEFIT FROM INCOME TAXES	$	218

DEFERRED TAXES HAVE BEEN RECOGNIZED IN 2001 FOR OPERATING LOSSES THAT ARE AVAILBLE TO OFFSET FUTURE INCOME TAXES.

THE COMPANY'S PROVISION FOR INCOME TAXES DIFFERS FROM APPLYING THE GRADUATED STATUTORY FEDERAL INCOME TAX RATE TO INCOME BEFORE INCOME TAXES. THE PRIMARY DIFFERENCES RESULT FROM PROVIDING FOR STATE INCOME TAXES.

AT DECEMBER 31, 2001 A FEDERAL AND STATE NET OPERATING LOSS CARYFOWARD OF APPROXIMATELY $28,000.00 IS AVAILABLE TO OFFSET FUTURE TAXABLE INCOME.

THE COMPANY'S NET DEFERRED TAX ASSET AND LIABILITY CONSIST OF THE FOLLOWING:

LONG-TERM		
DEFERRED TAX ASSET	$	7,096
VALUATIONS ALLOWANCE		-0-
DEFERRED TAX LIABILITY		-0-
NET	$	7,096

ADDITIONAL PAID IN CAPITAL FUNDS

ON MAY 18, 2001 SCR FINANCIAL RECEIVED ADDITIONAL PAID IN CAPITAL FUNDS FROM PRESIDENT DANIEL R. HUTTON IN THE AMOUNT OF $2,500.00.

SUPPLEMENTAL INFORMATION

SCR FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

A BROKER OR DEALER THAT DOES NOT RECEIVE, DIRECTLY OR INDIRECTLY, OR HOLD FUNDS OR SECURITIES FOR, OR OWE FUNDS OR SECURITIES TO, CUSTOMERS AND DOES NOT CARRY ACCOUNTS OF, OR FOR, CUSTOMERS AND DOES NOT ENGAGE IN ANY OF THE ACTIVITIES DESCRIBED IN PARAGRAPHS (A) (2) (I) OF SEC 15c3-1 SHALL MAINTAIN NET CAPITAL OF NOT LESS THAN $5,000.00.

NET CAPITAL	$ 9,496

NET CAPITAL, AS DEFINED IN RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, SHALL BE DEEMED TO BE THE NET WORTH OF A BROKER-DEALER REDUCED BY CERTAIN ASSETS WHICH CANNOT READILY BE CONVERTED INTO CASH OR WHICH ARE NOT READILY MARKETABLE. THE NET CAPITAL OF SCR FINANCIAL, INC. IS CALCULATED AS FOLLOWS:

TOTAL STOCKHOLDER'S EQUITY	$ 63,895
LESS NON-ALLOWABLE ASSETS:	
DEFERRED TAXES	(7,096)
DEPOSITS	(2,403)
NON MARKETABLE SECURITIES	(44,900)
NET AUDITED CAPITAL	$ 9,496
ADJUSTMENTS:	
ACCRUED MINIMUM STATE TAX	250
NET CAPITAL - UNAUDITED, PART II(A) OF FOCUS REPORT	$ 9,746

SCR FINANCIAL, INC.
SCHEDULE II
CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2001

SCR FINANCIAL, INC HAD NO LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001.

SCR FINANCIAL, INC.
SCHEDULE III
EXEMPTION FROM THE PROVISION OF RULE 15c3-3
DECEMBER 31, 2001

SCR FINANCIAL, INC CLAIMS EXEMPTION FROM THE SAME PROVISIONS OF RULE 15c3-3 BECAUSE IT IS AN INTRODUCING BROKER OR DEALER, CLEARS ALL TRANSACTIONS WITH AND FOR CUSTOMERS ON A FULLY DISCLOSED BASIS WITH A CLEARING BROKER OR DEALER, AND PROMPTLY TRANSMITS ALL CUSTOMER FUNDS AND SECURITIES TO THE CLEARING BROKER OR DEALER WHICH CARRIES ALL OF THE ACCOUNTS OF SUCH CUSTOMERS.

SCR FINANCIAL, INC.
SCHEDULE IV
CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCE 1-1-01	$ 10,000	$ 85,967	$ (33,707)	$ 62,260
ADDNL PD IN CAPITAL		2,500		2,500
NET LOSS FOR YR.	-0-	-0-	(865)	(865)
BAL, DEC 31, 2001	$ 10,000	$ 88,467	$ (34,572)	$ 63,895

Rose Conway, Accountant
4403 First Avenue SE, Suite 510
Cedar Rapids, IA 52402

CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Board of Directors
SCR FINANCIAL, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of the Company, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures are adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any purpose.

Rose Conway



Accountant


RECEIVED
FEB 27 2002
143
WASH. D.C.
SECTION

SCR FINANCIAL, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
TOGETHER WITH INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE

TABLE OF CONTENTS

	PAGE NO.
FACING PAGE	1
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
STATEMENT OF FINACIAL CONDITION	3
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6,7
SUPPLEMENTARY INFORMATION	8
SCHEDULE I - COMPUTATION OF NET CAPITAL	9
SCHEDULE II - CHANGES IN LIABILITIES SUBORDINATED CLAIMS OF GENERAL CREDITORS	10
SCHEDULE III - EXEMPTION FROM THE PROVISION OF RULE 15c3-3	11
SCHEDULE IV - CHANGES IN STOCKHOLDER'S EQUITY	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5	13,14